                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SEAT PG: BOARD OF DIRECTORS APPROVES THE GROUP'S CODE OF ETHICS AND THE COMPANY'S CODE OF BEHAVIOR ON INSIDER DEALING

MEETING OF SAVINGS SHAREHOLDERS CALLED

SCHEDULE OF MEETINGS FOR THE CORPORATE EVENTS FOR THE YEAR 2003 APPROVED

Turin, December 11, 2002 - The Board of Directors of Seat Pagine Gialle S.p.A. chaired by Riccardo Perissich met today and, passed the Code of Ethics and the Code of Behavior for the Company concerning insider dealing. The decision is in line with the strategy of the Telecom Italia Group to reinforce its Rules of Corporate Governance, making them even more effective and in line with international best practices and the new rules required by the market Authority.

The Code of Ethics is the underlying concept for the entire system of Corporate Governance, and as such it plays a vital role in terms of planning, as it represents the body of principles for the ethically oriented conduct of business. This is a document that sets out the objectives and information values of business practices, with reference to the main stakeholders with which the Group companies interact on a daily basis: shareholders, the financial market, customers, the community and personnel.

The Code of Behavior on Insider Dealing has been drawn up in fulfillment of the regulations introduced recently by Borsa Italiana, the Italian Stock Exchange. Starting January 1, 2003, these regulations require listed companies to make periodic disclosures concerning any transactions involving the listed securities of the issuer and its subsidiaries that have been made by parties with access to price-sensitive information.

With respect to the reference regulations drawn up by Borsa Italiana, the document is qualified by the following aspects:

-  flexibility in identifying the list of people subject to the disclosure obligation, so that contingent situations involving access to confidential information can be taken into consideration;

- extension of the notification obligation to cover transactions involving listed financial instruments issued by parent companies (as well as subsidiaries);

- significant reduction in the thresholds that are relevant for the purposes of transactions to be reported to the market on a quarterly basis (Euro 35,000 instead of 50,000) or immediately upon completion of the transaction (Euro 80,000 instead of 250,000);

- extension of the obligation for transparency to include the exercise of stock options or option rights, as well as to all transactions involving financial instruments issued by companies in the Olivetti-Telecom Italia Group, also when conducted as part of management relations on individual basis of investment portfolios in which the customer waives the right to give instructions;

- inclusion of blackout periods, i.e. established timeframes in which the persons subject to the provisions of the Code cannot perform transactions.

The Code of Behavior also envisages a particularly strict set of penalties that includes the possible proposal to the Shareholders' Meeting to revoke the appointment of Directors and Statutory Auditors.
In accordance with the mandatory term set by the stock exchange regulations, the Code will go into effect as of January 1, 2003.

***

The Board also passed a resolution to convene the Special Meeting of the holders of savings shares in Turin on January 27, 28 and 29, 2003 (first, second and third call, respectively) to deliberate on the appointment of the common Representative.

***

This is the schedule of meetings set for the Corporate Boards for the year 2003:

Scheduled Meetings of the Corporate Boards for 2003:

- Genuary 29, 2003 Special Meeting of the holders of savings shares: appointment of the common Representative

- February 12, 2003 Board of Directors: examination of the preliminary results of the Seat Pagine Gialle Group at December 31, 2002

- March 24, 2003 Board of Directors: approval of the draft of the annual report and consolidated annual report at December 31, 2002.Exercising the exemption granted by Art. 82, paragraph 2, of Consob resolution No. 11971/99 (with subsequent amendments and riders), instead of issuing the quarterly report for the period October-December 2002, Seat will make the draft of the annual report and the consolidated annual report for the year ended December 31, 2002 available to the public within 90 days following the end of the financial year.

- May 5, 2003 Shareholders' Meeting to approve the annual report

- May 5, 2003 Board of Directors: approval of the first-quarter report (January - March 2003)

- July 24, 2003 Board of Directors: examination of the preliminary results of the Seat Pagine Gialle Group for the first six months of 2003

- September 3, 2003 Board of Directors: approval of the half-year report (January - June 2003). This document will be made available to the public within seventy-five days following the end of the six-month period. Therefore, as per Art. 82 of Consob resolution No. 11971/99 (and subsequent amendments and riders), the quarterly report for the second quarter of 2003 will not be drawn up.

- November 3, 2003 Board of Directors: approval of the third-quarter report (July - September 2003)

The conference call to present financial figures to the Financial Community will be usually held the day after the approval by the Board of Directors.

Any variations in the above dates will be notified promptly.

Telecom Italia Communication & Media Relations

Internet & Media Press Office: +39 06 36882023-2066

Comunicazione.stampa@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;

- the continuing impact of increased competition, including the entry of new competitors;

- the continued development of Internet usage in Italy;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;

- the impact of political and economic developments in Italy and other countries in which the Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;

- the continuing impact of rapid changes in technologies;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

- the Group's ability to realize the benefits of the merger with Tin.it;

- SEAT's ability to implement successfully its Internet strategy; and

- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 11st, 2002

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer